Exhibit 3.1

AMENDMENT TO THE BYLAWS

OF

BALTIA AIR LINES, INC. dba usglobal airways

(a New York corporation)

June 19, 2017

This Amendment (the “Amendment”) to the Bylaws of Baltia Air Lines, Inc. dba USGlobal Airways, a New York corporation (the “Corporation”), hereby amends the Bylaws currently in effect as follows:

1. Article VI Section 2 is hereby amended and restated in its entirety to read as follows:

“2. The Corporation shall have a Board consisting of up to nine Directors.”

2. Except as expressly modified hereby, the Bylaws and all the provisions contained therein shall remain in full force and effect. The Bylaws and this Amendment shall be read and construed together as a single instrument.

The undersigned hereby certifies that the foregoing is a true and correct copy of the Amendment, as adopted and approved by the Board of Directors of the Corporation effective as of the date set forth above.

/s/ Anthony D. Koulouris
Name: Anthony D. Koulouris Title: Chief Executive Officer